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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             (Amendment No. Eight)*


                              The Price REIT, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   74147T105
              --------------------------------------------------------
                                 (CUSIP Number)


George Jezek, 7979 Ivanhoe Ave, Suite 524 La Jolla, CA 92037   (619) 551-2320
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 11, 1997
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.    741 4T 105                                      Page 2 of 7 Pages

1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Sol Price
         ###-##-####

2)       Check the Appropriate Box if a Member of a Group

         (a)     [   ]
         (b)     [   ]

3)       SEC Use Only

4)       Source of Funds   PF

5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)    [   ]   N/A

6)       Citizenship or Place of Organization    U.S. Citizen

         Number of           (7)  Sole Voting Power            SEE ADDENDUM
         Shares
         Beneficially        (8)  Shared Voting Power          SEE ADDENDUM
         Owned by
         Each Reporting      (9)  Sole Dispositive Power       SEE ADDENDUM
         Person
         With                (10) Shared Dispositive Power     SEE ADDENDUM


11)      Aggregate Amount Beneficially Owned by Each Reporting Person    498,015


12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [  ]   SEE ADDENDUM

13)      Percent of Class Represented by Amount in Row (11)


            498,015
         ------------  =  4.67%
          10,670,249


14)      Type of Reporting Person   IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                 SCHEDULE 13 D                       Page 3 of 7
                                    ADDENDUM




#7.     Sole Voting Power
         54,787   By Self as Trustee of Sol and Helen Price Trust

        236,985   By Self as Trustee of Price Family Charitable Trust
        -------
        291,772   TOTAL
        -------

#8.     Shared Voting Power
         26,300   By Self as Co-Trustee of Earle I. and Marion Brodie Trust II
         72,943   By Self as Co-Trustee of Marion Brodie Trust
          7,000   By Self as Co-Trustee of Goldberg Charitable Trust
        100,000   By Self as Director of Price Family Charitable Fund
        -------
        206,243   TOTAL
        -------

#9.     Sole Dispositive Power
         54,787   By Self as Trustee of Sol and Helen Price Trust
        236,985   By Self as Trustee of Price Family Charitable Trust
        -------
        291,772   TOTAL
        -------

#10.    Shared Dispositive Power
         26,300   By Self as Co-Trustee of Earle I. and Marion Brodie Trust II
         72,943   By Self as Co-Trustee of Marion Brodie Trust
          7,000   By Self as Co-Trustee of Goldberg Charitable Trust
        100,000   By Self as Director of Price Family Charitable Fund
        -------
        206,243   TOTAL
        -------

#12.    Exclusion of Shares
        The reporting person disclaims beneficial ownership of the following shares:
          7,000   Held by Goldberg Charitable Trust
         26,300   Held by Earle I. and Marion Brodie Trust II
         72,943   Held by Marion Brodie Trust
        100,000   Held by Price Family Charitable Fund
        -------
        206,243   TOTAL
        -------


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                                                                     Page 4 of 7

SCHEDULE 13D

1.       Security and Issuer
         The Price REIT, Inc.
         Series B Common Stock
         George Jezek, Secretary
         7979 Ivanhoe Avenue, Suite 524
         La Jolla, CA 92037

2.       Identity and Background
         a)      Sol Price
         b)      7979 Ivanhoe Avenue, Suite 520
                 La Jolla, CA 92037
         c)      Self-employed investor
         d)      None
         e)      None
         f)      U.S. Citizen

3.       Source and Amount of Funds
         Of the total of 500,000 shares disclosed in my original Schedule 13D dated August 12, 1993 (see first three paragraphs of Item 5(c)), 25,000 shares were purchased on the open market for $800,000.00 with personal funds taken from savings of the Sol and Helen Price Trust, 450,000 shares were purchased at the closing of a public offering for $14.625 million with funds from repayment by the Company of a Note Payable to the Price Family Charitable Trust and 25,000 shares were purchased on the open market for $800,000.00 by myself as Trustee of the Price Family Charitable Trust with Trust funds that were available for investment.

         All 32,200 shares disclosed in Amendment No. 1 to my Schedule 13D dated December 20, 1993 (see fourth through eighth paragraphs of Item 5(c)) were purchased with personal funds of the Sol and Helen Price Trust as follows:

                 12/17/93         17,200 shares @ $30.75 in a private transaction;
                 12/20/93          5,000 shares @ $29.75 on the open market;
                 12/21/93          5,000 shares @ $29.75 on the open market; and
                 12/23/93          5,000 shares @ $29.25 on the open market.

                 The total dollar amount was $972,650.00.

         See Item 5(c) for a discussion of additional purchases, including the sources and amounts of funds used in making such purchases.

4.       Purpose of Transaction
         The purpose of the acquisitions of the securities was for investment purposes only. I may be making additional purchases from time to time in the future for investment purposes but have not determined the extent of such purchases, if any.  The articles and bylaws of The
         Price REIT, Inc. prevent any shareholder from acquiring more than 9.8% of the total shares outstanding.
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                                                                     Page 5 of 7


         This Amendment No. 8 to my Schedule 13D is being filed in electronic format and restates the entire text of my previous Schedules 13D pursuant to Rule 101(a)(2) of Regulation S-T.

5.       Interest in Securities of the Issuer
         a) The aggregate number of shares beneficially owned is held as follows:
                 - 54,787 shares by Sol Price as Trustee of Sol and Helen Price
                   Trust U/T/D 2/20/70
                 - 286,985 shares by Sol Price as Trustee of Price Family
                   Charitable Trust U/T/D 2/20/70
                 - 7,000 shares by Sol Price as Co-Trustee of the Goldberg
                   Charitable Trust
                 - 26,300 shares by Sol Price as Co-Trustee of Earle I. and
                   Marion Brodie Trust II U/T/D 4/20/70
                 - 72,943 shares by Sol Price as Co-Trustee of Marion Brodie
                   Trust U/T/D 4/23/96
                 - 100,000 shares by Sol Price as Director of the Price Family
                   Charitable Fund

                 These shares include 206,243 shares of which the reporting person disclaims beneficial ownership.

         b)      Sole power to vote or direct the vote             341,772
                 Shared power to vote or direct the vote           206,243
                 Sole power to dispose or direct the disposition 341,772 Shared power to dispose or direct the disposition 206,243


         c) On August 12, 1993, I purchased as Trustee of the Price Family Charitable Trust 450,000 shares for cash at the initial offering price of $32.50/share from the issuer at the closing of a public offering.

                 On August 13, 1993, I purchased as Trustee of the Price Family Charitable Trust 25,000 shares for cash at a price of $32.00/share on the open market.

                 On August 13, 1993, I purchased as Trustee of the Sol and Helen Price Trust 25,000 shares for cash at a price of $32.00/share on the open market.

                 On December 3, 1993, I converted 180,000 shares of Price REIT Class "A" common shares to 180,000 shares of Price REIT "B" common shares as Trustee of the Price Family Charitable Trust pursuant to conversion rights offered by the Company.

                 On December 17, 1993, I purchased as Trustee of the Sol and Helen Price Trust, 17,200 shares for cash in a private transaction at a price of $30.75/share.

                 On December 20, 1993, I purchased as Trustee of the Sol and Helen Price Trust, 5,000 shares for cash on the open market at a price of $29.75/share.

                 On December 21, 1993, I purchased as Trustee of the Sol and Helen Price Trust, 5,000 shares for cash on the open market at a price of $29.75/share.

                 On December 23, 1993, I purchased as Trustee of the Sol and Helen Price Trust, 5,000 shares for cash on the open market at a price of $29.25/share.
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                                                                     Page 6 of 7

                 On January 3, 1994, I became successor Trustee of the Mandell Weiss Trust U/T/D September 18, 1981. The Trust owns 15,000 shares of Price REIT "B" common shares over which, as Trustee, I have sole voting and dispositive powers. However, I disclaim beneficial ownership of these shares.

                 On December 21, 1994, I made bona fide gifts of 3,900 shares as Trustee of the Sol and Helen Price Trust U/T/D 2/20/70.

                 On December 1, 1994, I made bona fide gifts of 4,100 shares as Trustee of the Sol and Helen Price Trust U/T/D 2/20/70.

                 On October 1, 1994, I received 928 shares as Trustee of the Sol and Helen Price Trust U/T/D 2/20/70 under the Price REIT's dividend re-investment program.

                 On October 1, 1994, I received 14,266 shares as Trustee of the Price Family Charitable Trust U/T/D 3/13/84 under the Price REIT's dividend re-investment program.

                 On June 30, 1994, I received 772 shares as Trustee of the Sol and Helen Price Trust U/T/D 2/20/70 under the Price REIT's dividend re-investment program.

                 On June 30, 1994, I received 11,860 shares as Trustee of the Price Family Charitable Trust U/T/D 3/13/84 under the Price REIT's dividend re-investment program.

                 On June 20, 1994, I resigned as Co-Trustee of the Mandell Weiss Trust U/T/D September 18, 1981 and ceased to have any voting or dispositive powers over the 15,000 shares held by that Trust which were reported on my Schedule 13D filing of January 12, 1994. I had disclaimed beneficial ownership of these shares at that time.

                 On September 5, 1995, I consented to act as successor Co-Trustee of the Earle I. and Marion Brodie Trust. The Trust owned 62,943 shares of Price REIT common stock at that time. Pursuant to the terms of the Trust Agreement, the assets subsequently were split into Trust I which continued to hold the 62,943 shares and Trust II. As Co-Trustee, I have shared voting and dispositive powers over these shares. However, I disclaim beneficial ownership of these shares.

                 Between October 27, 1995 and March 22, 1995, the Earle I. and Marion Brodie Trust II acquired 26,300 shares on the open market at prices ranging from $28-5/8 to $30 per share for a total cost of $778,520.00. All purchases were paid for with personal funds of Trust II. I disclaim beneficial ownership of these shares.

                 On April 23, 1996 the Earle I. and Marion Brodie Trust I became the Marion Brodie Trust U/T/D April 23, 1996, of which I continue to be co-Trustee.

                 Between April 24, 1996 and April 30, 1996, the Marion Brodie Trust acquired 10,000 shares on the open market at prices ranging from $29-1/8 to $29-3/8 per share for a total cost of $293,004.70. All purchases were paid for with personal funds of Trust I. I disclaim beneficial ownership of these shares.

                 On April 22, 1996, I was appointed Attorney-in-Fact by Dorothy Goldberg, Trustee, of the Joseph and Dorothy Goldberg Trust U/T/D June 8, 1981. The Trust owned
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                                                                     Page 7 of 7

                 4,000 shares of Price REIT common stock at that time. As Attorney-in-Fact, I have sole voting and dispositive powers over these shares. However, I disclaim beneficial ownership of these shares.

                 On May 8, 1996, I purchased 3,000 shares of Price REIT common stock as Attorney-in-Fact for the Joseph and Dorothy Goldberg Trust. The shares were purchased at $29-1/4 per share for a total cost of $88,482.50. The purchase was paid with personal funds of the Trust. I disclaim beneficial ownership of these shares.

                 Between April 19, 1996 and April 24, 1996, I purchased 10,000 shares of Price REIT common stock as Trustee of the Sol and Helen Price Trust on the open market at prices ranging from $29-1/8 to $29-1/2 per share for a total cost of $293,075.00.
                 All purchases were paid for with personal funds of the Trust.

                 On June 16, 1996, the Joseph and Dorothy Goldberg Family Trust became the Goldberg Charitable Trust, of which I am Co-Trustee. I disclaim beneficial ownership of the shares held by the Goldberg Charitable Trust.

                 On September 9, 1996, as Trustee of Sol & Helen Price Trust, I made bonafide gifts of a total of 1,500 shares to three (3) public charities.

                 On July 15, 1996, as Trustee of Sol & Helen Price Trust I made bonafide gifts of a total of 500 shares to two (2) individuals.

                 Between November 5 and November 30, 1996, as Trustee of The Price Family Charitable Trust, I sold a total of 19,000 shares on the open market at prices ranging from $33.25 to $34.50 for total proceeds of $646,523.47.

                 On December 4, 1996, as Trustee of The Price Family Charitable Trust, I transferred 200,000 shares as a contribution to The Price Family Charitable Fund, of which I am a Director. I disclaim beneficial ownership of these shares.

                 On December 4, 1996, as Trustee of Sol & Helen Price Trust, I made bonafide gifts of a total of 500 shares to two (2) individuals.

                 On December 5, 1996, as Trustee of Sol & Helen Price Trust, I made bonafide gifts of a total of 1,200 shares to seven (7) individuals.

                 On December 31, 1996, as Trustee of The Price Family Charitable Trust, I sold a total of 1,000 shares on the open market at $38.375 for total proceeds of $38,375.00.

                 On January 9, 1997, as Trustee of Sol & Helen Price Trust, I made bona fide gifts of 500 shares to two (2) individuals.

                 On January 16, 1997, the Company sold 1,600,000 shares of common stock through an underwritten secondary offering thereby increasing the number of shares outstanding.

                 On January 16, 1997, as Trustee of Price Family Charitable Trust, I sold 100,000 shares in the public market through an investment advisor at an average price of $37.34 per share.

                 On January 16, 1997, the Price Family Charitable Fund, of which I am Director, sold 50,000 shares in the public market through an investment advisor at an average price of $37.34. I disclaim beneficial ownership of all shares owned by the fund.

                 On January 17, 1997, as Trustee of Price Family Charitable Trust, I sold 5,000 shares in the public market at an average price of $37.375 per share.


                 Between February 10 and March 5, 1997, as Trustee of The Price Family Charitable Trust, I sold a total of 100,000 shares in the public market through an investment advisor at prices ranging from $36.75 to 37.00 for total proceeds of $3,679,188.60.

                 Between February 10 and March 5, 1997, The Price Family Charitable Fund, of which I am Director, sold 50,000 shares in the public market through an investment advisor at prices ranging from $36.75 to 37.00 for total proceeds of $1,839,594.30, I disclaim beneficial ownership of all shares owned by the fund.

                 On March 11, 1997, Sol Price as Trustee of the Price Family Charitable Trust Sold 50,000 shares in the public market through an investment advisor at a price of $36.8875 per share for total proceeds of $1,841,313.52.

         d)      N/A

         e) On March 11, 1997 the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of The Price REIT, Inc.


6.       Contracts with Respect to Securities of the Issuer
         N/A

7.       Exhibits
         N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 17, 1997                                              /s/ Sol Price
Date                                                        -------------------
                                                            Sol Price